[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 28, 2014

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cushing® Funds Trust Preliminary Proxy Statement

(File Nos. 811-22428)

Dear Mr. Bartz:

Thank you for your additional telephonic comments, received April 24, 2014, regarding the Preliminary Proxy Statement (the “Proxy Statement”) of The Cushing® MLP Premier Fund, The Cushing® Renaissance Advantage Fund and The Cushing® Royalty Energy Income Fund (each a “Cushing Fund” and collectively, the “Cushing Funds”), each a series of Cushing® Funds Trust (the “Trust”), on April 7, 2014 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder (the “General Rules and Regulations”). We have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Cushing Funds’ definitive proxy statement, which will be filed pursuant to Section 14(a) and the General Rules and Regulations (the “Definitive Proxy Statement”).

Comment 1:	With respect to MainStay Cushing® MLP Premier Fund, please explain how derivative instruments are valued for purposes of the Fund’s policy of investing at least 80% of its net assets in a portfolio of master limited partnership (“MLP”) investments (the “80% Policy”), if derivatives are counted towards the 80% Policy.

Response 2:	MainStay Cushing® MLP Premier Fund will typically count each applicable derivative instrument’s market value for purposes of determining compliance with the Fund’s 80% Policy. MainStay Cushing® MLP Premier Fund will, with regard to credit default swaps in which the Fund is selling protection, include the market value of the swap for purposes of determining compliance with the Fund’s 80% Policy.

Comment 2:	With respect to MainStay Cushing® Renaissance Advantage Fund, the Proxy Statement discloses on page 26 under “Comparison of Fundamental Investment Restrictions” that the Fund “[m]ay not ‘concentrate’ its investments in a particular industry or group of industries, except as permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, from time to time, provided that, without limiting the generality of the foregoing, this limitation will not apply to a Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities, or tax-exempt securities of state and municipal governments or their political subdivisions; or (iii) repurchase agreements (collateralized by the instruments described in Clause (ii)); provided,

Securities and Exchange Commission

April 28, 2014

however, that the MainStay Cushing® Renaissance Advantage Fund will, in normal circumstances, invest more than 25% of its assets in the industry or group of industries that constitute the energy, industrial and manufacturing and transportation and logistics sectors.” [Emphasis added.] We believe that the industries enumerated are not sufficiently related to comprise a 25% concentration policy of the Fund. Accordingly, please revise the Fund’s concentration policy to include only related industries.

Response 2:	MainStay Cushing® Renaissance Advantage Fund will revise its investment restriction with respect to industry concentration to state that the Fund “will, in normal circumstances, invest more than 25% of its assets in the industry or group of industries that constitute the energy sector.” The revision will be reflected in the Definitive Proxy Statement and the post-effective amendment to the registration statement of MainStay Funds Trust relating to MainStay Cushing® Renaissance Advantage Fund filed pursuant to Rule 485(b) under the Securities Act of 1933.

The Cushing Funds note that this change is not expected to impact the manner in which the Fund’s portfolio is managed. Day-to-day portfolio management of MainStay Cushing® Renaissance Advantage Fund will be substantially similar to The Cushing® Renaissance Advantage Fund.

If the reorganization of The Cushing® Renaissance Advantage Fund into MainStay Cushing® Renaissance Advantage Fund cannot be completed, the board of trustees of The Cushing® Renaissance Advantage Fund will recommend that shareholders of The Cushing® Renaissance Advantage Fund approve a similar change in the Fund’s investment restriction with respect to industry concentration.

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The adequacy and accuracy of disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Trusts acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Trust acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Securities and Exchange Commission

April 28, 2014

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris